POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

.EX-99.1

Changes in Affiliates (Addition)

Posteel, which is a subsidiary of POSCO, has established Pohang Steel Fabrication Center.

1. Purpose of the Company: To fabricate and sell steel products

2. Total Number of Affiliated Companies after Additional Affiliation: 105

3. Details:

• Company Name: Pohang Steel Fabrication Center

• Total Asset (KRW): 13,500,000,000

• Total Equity (KRW): 5,000,000,000

• Total Liabilities (KRW): 8,500,000,000

• Total Capital (KRW): 5,000,000,000

• Posteel owns 90% stake of Pohang Steel Fabrication Center.